Exhibit 99.1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	June 30,	December 31,
($000s)	2016	2015

ASSETS
Current assets
Restricted cash	$-	$37
Accounts receivable (note 5)	43,438	57,261
Deposits and prepaid expenses	8,228	8,093
Current portion of risk management asset (note 5)	4,782	8,845
	56,448	74,236
Risk management asset (note 5)	3,145	6,953
Deferred taxes (note 11)	77,934	59,255
Exploration and evaluation assets (note 6)	79,463	87,919
Property, plant and equipment (note 7)	1,390,684	1,474,849
Total assets	$1,607,674	$1,703,212

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$53,558	$87,312
Advances from joint venture partners	8,667	22,958
Current portion of finance lease obligation	1,597	1,634
Current portion of deferred lease inducements	340	340
Current portion of risk management liability (note 5)	246	390
Bank debt (Term Facility) (note 4)	155,000	-
	219,408	112,634

Bank debt (Revolving Facility) (note 4)	159,187	340,743
Senior Notes (note 4)	313,279	332,024
Risk management liability (note 5)	1,261	-
Finance lease obligation	7,667	8,429
Deferred lease inducements	2,217	2,387
Decommissioning liabilities	98,121	96,423
Total liabilities	801,140	892,640

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 8)	1,029,180	1,000,100
Contributed surplus	53,434	50,706
Retained earnings (deficit)	(276,080)	(240,234)
Total shareholders’ equity	806,534	810,572
Total liabilities and shareholders’ equity	$1,607,674	$1,703,212

COMMITMENTS (note 15)

SUBSEQUENT EVENTS (note 3)

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015

REVENUES
Petroleum and natural gas sales	$47,017	$85,448	$97,851	$173,908
Royalties	(3,644)	(8,908)	(7,040)	(23,899)
Other income	1,268	3,493	5,592	5,219
Total revenues net of royalties	44,641	80,033	96,403	155,228

Realized gain on commodity contracts	12,420	256	18,657	2,438
Unrealized loss on commodity contracts	(29,719)	(2,341)	(5,261)	(611)
	27,342	77,948	109,799	157,055

EXPENSES
Production	29,263	31,581	55,045	65,801
Transportation	3,013	4,613	6,239	9,487
General and administrative	4,866	6,676	9,388	14,006
Share-based compensation (note 9)	1,113	3,315	1,304	3,689
Depletion, depreciation and impairment (note 7)	37,571	44,232	75,162	92,614
(Gain) loss on property dispositions and swaps (note 7)	12,918	(3,511)	8,882	(9,612)
	88,744	86,906	156,020	175,985

NET LOSS BEFORE FINANCE AND TAXES	(61,402)	(8,958)	(46,221)	(18,930)

Finance expenses (note 12)	12,405	9,774	25,063	16,398
Realized (gain) loss on foreign exchange (note 13)	(523)	22	(505)	(107)
Unrealized (gain) loss on foreign exchange (note 13)	1,406	6,279	(16,291)	6,279

NET LOSS BEFORE TAXES	(74,690)	(25,033)	(54,488)	(41,500)

TAXES
Deferred tax recovery (note 11)	(19,497)	(606)	(18,642)	(4,384)

NET LOSS AND COMPREHENSIVE LOSS	$(55,193)	$(24,427)	$(35,846)	$(37,116)

Net loss per share (note 14)
Basic	$(0.28)	$(0.13)	$(0.19)	$(0.19)
Diluted	$(0.28)	$(0.13)	$(0.19)	$(0.19)

See accompanying notes to the condensed consolidated financial statements.
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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the six months ended June 30,

($000s)	2016	2015

SHAREHOLDERS’ CAPITAL (note 8)
Common shares (note 8)
Balance, beginning of period	$1,000,100	$1,000,041
Issued for property acquisition	29,178	-
Share issue costs on property acquisition, net of tax effect	(98)	-
Issued for cash on exercise of share options	-	45
Contributed surplus transferred on exercised options	-	14
Balance, end of period	1,029,180	1,000,100

CONTRIBUTED SURPLUS
Balance, beginning of period	50,706	44,302
Share-based compensation expense	2,597	3,526
Adjustment of share-based compensation expense for forfeitures of unvested share options	(666)	(145)
Share-based compensation awards (note 9)	797	-
Transfer to share capital for exercised options	-	(14)
Balance, end of period	53,434	47,669

RETAINED EARNINGS (DEFICIT)
Balance, beginning of period	(240,234)	203,974
Net loss	(35,846)	(37,116)
Balance, end of period	(276,080)	166,858

TOTAL SHAREHOLDERS’ EQUITY	$806,534	$1,214,627

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net loss	$(55,193)	$(24,427)	$(35,846)	$(37,116)
Adjustments for:
Depletion and depreciation (note 7)	37,571	44,232	75,162	92,614
Accretion on decommissioning obligations (note 12)	388	514	816	913
Effective interest on senior notes	623	241	1,278	241
Share-based compensation (note 9)	1,113	3,315	1,304	3,689
Unrealized loss on commodity contracts (note 5)	29,719	2,341	5,261	611
Unrealized foreign exchange (gain) loss (note 13)	1,406	6,279	(16,291)	6,279
(Gain) loss on property dispositions and swaps (note 7)	12,918	(3,511)	8,882	(9,612)
Deferred tax recovery (note 11)	(19,497)	(606)	(18,642)	(4,384)
Decommissioning costs incurred	(831)	(267)	(1,682)	(970)
Change in non-cash working capital (note 10)	(542)	(11,636)	(2,234)	(13,238)
	7,675	16,475	18,008	39,027

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 8)	-	22	-	45
Issuance of Senior Notes, net of issue costs (note 4)	-	291,604	(55)	291,604
Issue costs on share capital (note 8)	(135)	-	(135)	-
Settlement of share based payments	(64)	(1,037)	(64)	(1,037)
Advances from loans and borrowings	458,391	943,602	933,642	1,953,926
Repayment of loans and borrowings	(502,875)	(1,179,118)	(960,199)	(2,116,586)
Obligations under finance lease	(407)	(389)	(799)	(764)
Deferred lease inducements	(85)	(85)	(170)	(170)
Change in non-cash working capital (note 10)	(7,136)	1,376	105	2,465
	(52,311)	55,975	(27,675)	129,483

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditures on exploration and evaluation assets (note 6)	(78)	(210)	(876)	(2,202)
Additions to property, plant and equipment (note 7)	(7,709)	(39,249)	(35,963)	(120,456)
Proceeds on sale of property, plant and equipment	77,704	1,790	77,829	1,811
Change in non-cash working capital (note 10)	(25,281)	(34,781)	(31,323)	(47,663)
	44,636	(72,450)	9,667	(168,510)

Change in cash	-	-	-	-

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$-	$-	$-

Cash paid:
Interest	17,225	5,615	20,971	11,204
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on August 9, 2016. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s year ended December 31, 2015 audited consolidated financial statements, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the Company’s year ended December 31, 2015 audited consolidated financial statements.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2015. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2015.

3.	SUBSEQUENT EVENTS

On July 18, 2016, the Company announced the completion of its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. In connection with the establishment of these revised Credit Facilities, the Company entered into an amended and restated credit agreement. The total commitments under the Credit Facilities have been set at $365 million and are comprised of a $210 million revolving facility (“Revolving Facility”) and a $155 million non-revolving facility (the “Term Facility”). The maturity date of the Revolving Facility has been extended to July 1, 2017, and may be further extended for a period not to exceed 3 years, and the maturity date of the Term Facility has been set at November 11, 2016. Refer to note 4 for additional information related to the Credit Facilities.

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On August 9, 2016, Bellatrix has completed a $112.5 million disposition (the “Alder Flats Plant Sale”) of a 35% working interest in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Alder Flats Plant”). The cash proceeds from the Alder Flats Plant Sale were used to partially repay bank indebtedness. As part of the transaction, Bellatrix and Keyera Partnership (“Keyera”) entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix will retain a 25% interest in the Alder Flats Plant, and will also have the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million. Refer to note 7 for additional information.

On August 9, 2016, Bellatrix closed two financings (together, the “Offerings”) for gross proceeds of $80 million. The Offerings included the issuance of $50 million principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 25,000,000 subscription receipts (the “Subscription Receipts”) at a price of $1.20 per Subscription Receipts for gross proceeds of approximately $30 million. As a result of the completion of the Alder Flats Plant Sale, the maturity date of the Debentures has automatically been extended to September 30, 2021 and the Subscription Receipts have automatically converted into Common Shares. Net proceeds from the Offerings of approximately $76.0 million were used to repay bank indebtedness. In connection with the Offerings, Bellatrix has granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional $4.5 million of Subscription Receipts and $7.5 million principal amount of Debentures to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offerings. If the Over-Allotment Option is exercised in full, gross proceeds from the Offerings would increase by $12 million to $92 million. Refer to note 4 for additional information related to the Credit Facilities.

Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

The following table shows Bellatrix’s pro forma Bank Debt as at June 30, 2016, assuming the Alder Flats Plant Sale and the Offerings closed effective June 30, 2016. Management expects this pro forma June 30, 2016, Bank Debt balance to approximate actual August 9, 2016, Bank Debt balances post-closing the Alder Flats Plant Sale and the Offerings:

($000s)	Pro Forma June 30, 2016	June 30, 2016
Bank Debt (Term Facility) (1)	$12,900	$155,000
Bank Debt (Revolving Facility) (1)	109,187	159,187
Bank Debt	$122,087	$314,187

(1)	Subsequent to quarter end, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities have been set at $365 million and are comprised of a $210 million Revolving Facility and a $155 million Term Facility. Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility has been reduced to approximately $13 million. The maturity date of the Revolving Facility has been extended to July 1, 2017, and may be further extended for a period not to exceed 3 years, and the maturity date of the Term Facility has been set at November 11, 2016.

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4.	DEBT

($000s)	June 30, 2016	December 31, 2015
Bank Debt (Term Facility)	$155,000	$-
Bank Debt (Revolving Facility)	159,187	340,743
Senior Notes (mature on May 15, 2020)	313,279	332,024
Debt	$627,466	$672,767

Bank Debt

On July 18, 2016, Bellatrix announced the completion of the semi-annual borrowing base redetermination and the renewal of its Credit Facilities. In connection with the establishment of these revised Credit Facilities, Bellatrix entered into an amended and restated credit agreement (the "Amended and Restated Credit Agreement") with the lenders under the Credit Facilities. Pursuant to the renewal, the total commitments under the Credit Facilities were reduced from $460 million to $365 million consisting of the $210 million Revolving Facility and the $155 million Term Facility. The maturity date of the Revolving Facility has been extended to July 1, 2017, and Bellatrix may request further extension of the maturity date of the Revolving Facility for a period not to exceed 3 years, which may or may not be granted by the lenders under the Credit Facilities. The maturity date of the Term Facility has been set at November 11, 2016.

The Amended and Restated Credit Agreement contemplates that concurrently with the maturity of the Term Facility on November 11, 2016, the Revolving Facility will be reduced from $210 million to $152 million; however, the actual amount of the Revolving Facility will depend on the semi–annual borrowing base review to be conducted in November 2016, which could result in the total commitment under the Revolving Facility being higher or lower than the $152 million currently contemplated in the Amended and Restated Credit Agreement.

Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

For the six months ended June 30, 2016, the amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio. The Credit Facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

Senior Notes

At June 30, 2016, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

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Senior Notes

($000s)	Amount
Balance, December 31, 2014	$-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	$332,024
Unrealized foreign exchange gain (1) (2)	(19,968)
Amortization of discount and debt issue costs	1,278
313,334
Debt issue costs	(55)
Balance, June 30, 2016	$313,279

(1)	Exchange rate (CDN$/US$1.00) at June 30, 2016 was 1.3009.
(2)	Amount does not include unrealized loss on foreign exchange contracts of $3.7 million.

Covenants

At June 30, 2016, the Credit Facilities contain a single financial covenant, which requires that the Company will not permit its ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities (“Credit Agreement”) and adjusted for non-cash charges, for a trailing twelve month period to exceed a specified amount (the “Senior Debt Covenant”). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes and Convertible Debentures, decommissioning liabilities and deferred tax liability. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition).

The Senior Notes do not contain any financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and the Senior Notes, and the Company’s compliance therewith as at June 30, 2016:

	Covenant as at June 30, 2016	Position at June 30, 2016
Credit Facilities – Senior Debt Covenant	Maximum Ratio

Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50x	2.79x

Senior Notes – Incurrence Covenant	Minimum Ratio

Fixed charge coverage(3)	2.25x	3.05x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at June 30, 2016 was $343.1 million.

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(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2016 was $123.0 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended June 30, 2016, fixed charges were $48.7 million and consolidated cash flow was $148.5 million.

As at June 30, 2016, total outstanding letters of credit were $6.5 million which reduced the amount otherwise available to be drawn under the Credit Facilities. As a result of the Alder Flats Plant Sale subsequent to June 30, 2016, total outstanding letters of credit will be $13.1 million. As at June 30, 2016, the Company’s trailing twelve month EBITDA was $123.0 million and Senior Debt was $343.1 million, resulting in a Senior Debt to EBITDA ratio of 2.79 times. Pro forma the Alder Flats Plant Sale and the Offerings, Bellatrix’s Senior Debt to EBITDA ratio would have been approximately 1.43 times as at June 30, 2016.

Convertible Debentures

On July 19, 2016, Bellatrix entered into an agreement with the Underwriters pursuant to which the Underwriters agreed to purchase on a bought deal basis $50 million principal amount of Debentures at a price of $1,000 per Debenture. The offering for the Debentures closed on August 9, 2016. The Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Indenture”). The Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year commencing September 30, 2016. The first interest payment payable on September 30, 2016 will represent interest accrued for the period from August 9, 2016 up to but excluding September 30, 2016. Following completion of the Alder Flats Plant Sale the maturity date of the Debentures was extended to September 30, 2021 (the “Maturity Date”). Each $1,000 principal amount of Debenture is convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day prior to the Maturity Date, (ii) the last business day immediately preceding any Redemption Date at the Conversion Price (as those terms are defined in the Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Indenture). The Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days, at a price equal to their principal amount plus accrued and unpaid interest. The Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.

On a redemption date or on the Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Indenture) has occurred and is continuing, Bellatrix may, at our option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy our obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which will mature by issuing and delivering freely tradeable common shares of the Company to the holders of the Debentures. Payment for such Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.

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5.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

▪	Credit risk
▪	Liquidity risk
▪	Market risk
▪	Foreign exchange risk
▪	Commodity price risk
▪	Interest rate risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, bank debt, convertible debentures and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, Senior Notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. In order to preserve liquidity and capital resources, Bellatrix’s Board of Directors has approved a 2016 net capital budget of up to $77 million, with funding limited to available cash flow. The 2016 capital budget represents an approximate 50% reduction in capital spending relative to total 2015 capital spending. Bellatrix expects to be able to fund its 2016 capital program by reinvesting cash flow and to the extent necessary, through borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States / Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. At June 30, 2016, the Company had $314 million outstanding under the Credit Facilities at a weighted average interest rate of 4.48%.

Subsequent to June 30, 2016, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities have been set at $365 million and are comprised of a $210 million Revolving Facility and a $155 million Term Facility in the Amended and Restated Credit Agreement. The maturity date of the Revolving Facility has been extended to July 1, 2017, and may be further extended for a period not to exceed 3 years, and the maturity date of the Term Facility has been set at November 11, 2016. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination expected to occur on November 11, 2016. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

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The Amended and Restated Credit Agreement contains certain events of default which relate to the Company failing to satisfy certain milestones in order to payout the amounts owing on November 11, 2016.

Subsequent to June 30, 2016, Bellatrix completed the sale of a 35% minority interest in the Alder Flats Plant to Keyera for cash consideration of $112.5 million, which closed on August 9, 2016. Net proceeds from the sale were used to repay bank indebtedness.

On August 9, 2016, Bellatrix closed the Offerings for gross proceeds of $80 million. The Offerings included the issuance of $50 million principal amount of Debentures and 25,000,000 Subscription Receipts at a price of $1.20 per Subscription Receipt for gross proceeds of approximately $30 million. As a result of the completion of the Alder Flats Plant Sale, the maturity date of the Debentures has automatically been extended to September 30, 2021 and the Subscription Receipts have automatically converted into Common Shares. Net proceeds from the Offerings of approximately $76.0 million were used to repay bank indebtedness. In connection with the Offerings, Bellatrix has granted the underwriters an option to purchase up to an additional $4.5 million of Subscription Receipts and $7.5 million principal amount of Debentures to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offerings. If the Over-Allotment Option is exercised in full, gross proceeds from the Offerings would increase by $12 million to $92 million.

Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the Over-Allotment Option. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

Bellatrix's ability to repay the Term Facility at maturity will depend on the Company's ability to generate sufficient cash flow prior to November 11, 2016 or generate funds from other transactions or secure other sources of financing. Although Bellatrix believes that the Company will generate sufficient cash flow prior to November 11, 2016 to repay the Term Facility, if our cash flow is lower than anticipated for any reason and we are not able to secure alternative financing, we may not be able to repay the Term Facility at maturity which may result in the lenders under the Credit Facilities proceeding to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness under the Credit Facilities.

Bellatrix generally relies upon its operating cash flows and its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix. Notwithstanding Bellatrix’s undrawn capacity under its Credit Facilities, the Company’s ability to incur or maintain Senior Debt is also effectively limited by the Senior Debt Covenant to an amount equal to 3.5 times the Company’s trailing 12-month EBITDA. At June 30, 2016, the Company’s Senior Debt to EBITDA ratio was 2.79 times. Pro forma the Alder Flats Plant Sale and the Offerings, Bellatrix’s Senior Debt to EBITDA ratio would have been approximately 1.43 times as at June 30, 2016.

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The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations. This ratio is calculated as total net debt, defined as outstanding bank debt and Senior Notes, plus or minus working capital (excluding risk management contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.

The Company’s capital structure and its calculation of total net debt and the total net debt to funds flow ratio as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2016	2015	2016	2015

Shareholders’ equity	806,534	1,214,627	806,534	1,214,627

Bank debt	314,187	387,132	314,187	387,132
Adjusted working capital deficiency (2)	10,559	30,276	10,559	30,276
Subtotal	324,746	417,408	324,746	417,408
Senior Notes (mature May 15, 2020) (4)	313,279	298,125	313,279	298,125
Total net debt (2) at period end	638,025	715,533	638,025	715,533

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	36,192	113,512	43,848	106,470
Total net debt (2) at period end	638,025	715,533	638,025	715,533
Total net debt (2) to periods funds flow from operations ratio (annualized) (1) (3)	17.6x	6.3x	14.6x	6.7x

Debt to funds flow from operations ratio (trailing) (1) (5)
Funds flow from operations (1) trailing (5)	78,175	175,334	78,175	175,334
Total net debt (2) at period end	638,025	715,533	638,025	715,533
Total net debt (2) to funds flow from operations ratio trailing (1) (5)	8.2x	4.1x	8.2x	4.1x

(1) Funds flow from operations is a non-GAAP term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

(2) Total net debt is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, long-term risk management contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), current bank debt and long-term debt. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation, current risk management contract assets and liabilities, current deferred lease inducements, and the current portion of bank debt.

(3) For the three months ended June 30, 2016 and 2015, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon second quarter funds flow from operations annualized. For the six months ended June 30, 2016 and 2016, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon first half funds flow from operations annualized.

(4) For the three and six months ended June 30, 2016, includes unrealized foreign exchange loss of $1.5 million (2015: $6.3 million) and gain of $20.0 million (2015: $6.3 million loss), respectively, and does not include an unrealized gain of $0.1 million (2015: nil) and $3.7 million (2015: nil) of unrealized loss on foreign exchange contracts, respectively.

(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve month periods ended June 30, 2016 and June 30, 2015.

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As at June 30, 2016, the Company’s ratio of total net debt to annualized funds flow from operations (based on second quarter funds flow from operations) was 17.6 times. The total net debt to annualized funds flow from operations ratio as at June 30, 2016 increased from that at June 30, 2015 of 6.3 times primarily due to a decrease in funds flow from operations due to the significant and continued decline in commodity prices. Total net debt at June 30, 2016 was $638.0 million, a decrease of $79.6 million compared with net debt of $717.6 million at December 31, 2015. The reduction in total net debt reflects a decrease of $18.7 million to the Senior Notes, resulting from an unrealized foreign exchange gain in the first half of 2016 and a decrease of $60.9 million to the bank debt and working capital deficit mainly attributable to the $75 million disposition of certain production facilities in the second quarter of 2016. On a pro forma basis the subsequent event transactions (Alder Flats Sale and the Offerings) reduce total net debt (excluding convertible debentures) to annualized funds flow from operations at June 30, 2016, from 17.6 times to 12.3 times and total net debt to trailing funds flow from operations from 8.2 times to 5.7 times.

c.	Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $10 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.

As at June 30, 2016, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$14,210	$9,315	$23,525
Amounts due from government agencies	-	116	116
Revenue and other accruals	19,962	133	20,095
Less: Allowance for doubtful accounts	-	(298)	(298)
Total accounts receivable	$34,172	$9,266	$43,438

Subsequent to June 30, 2016, the Company has collected $4.3 million of joint venture and other trade accounts receivables greater than 90 days past due.

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at June 30, 2016 and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

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d.	Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 4 and the ability to repay the Term Facility and Revolving Facility.

The Company prepares six month and annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 4, which are reviewed semi-annually by the lender. The Credit Facilities outline limitations based on percentages of the prior quarter’s sale volumes, which may be hedged through financial commodity price risk management contracts. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at June 30, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$53,558	$53,558	$-	$-	$-
Advances from joint venture partners	8,667	8,667	-	-	-
Bank debt – principal (2)	314,187	155,000	159,187	-	-
Senior Notes (3)	313,279	-	-	313,279	-
Decommissioning liabilities (4)	98,121	-	1,814	9,598	86,709
Finance lease obligation	9,264	1,597	2,178	942	4,547
Total	$797,076	$218,822	$163,179	$323,819	$91,256

(1)	Includes $0.8 million of accrued interest payable in relation to the credit facilities and $3.5 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.
(2)	At June 30, 2016, bank debt is based on a three year facility, fully revolving until maturity on May 30, 2017, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates. Subsequent to quarter end, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. The total commitments under the Credit Facilities have been set at $365 million and are comprised of a $210 million revolving facility (“Revolving Facility”) and a $155 million non-revolving facility (the “Term Facility”) in the Amended and Restated Credit Agreement. Following completion of the Alder Flats Plant Sale and the Offerings and the application of the net proceeds therefrom, the Revolving Facility has been reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. The maturity date of the Revolving Facility has been extended to July 1, 2017, and may be further extended for a period not to exceed 3 years, and the maturity date of the Term Facility has been set at November 11, 2016.
(3)	Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.
(4)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

e.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

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f.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian / United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous 3 months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or 3 years.

As at June 30, 2016, the Company has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	June 30,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(1,261)	2,466

g.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at June 30, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	July 1, 2016 to October 31, 2016	19,000 GJ/d	$ 1.84 CDN	$ 1.84 CDN	AECO
Natural gas fixed	July 1, 2016 to December 31, 2016	90,000 GJ/d	$ 2.70 CDN	$ 2.70 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	62,220 GJ/d	$ 2.94 CDN	$ 2.94 CDN	AECO

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Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude Oil	WTI basis swap	July 1, 2016 to September 30, 2016	500	US$4.05
Crude Oil	WTI basis swap	July 1, 2016 to December 31, 2016	1,500	US$4.05

(1) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

h.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at June 30, 2016, if interest rates had been 1% lower with all other variables held constant, net loss for the three months ended June 30, 2016 would have been approximately $3.1 million higher, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

i.	Fair Value

The Company’s financial instruments as at June 30, 2016 include restricted cash, accounts receivable, deposits and prepaid expenses, risk management assets and liabilities, accounts payable and accrued liabilities, advances from joint venture partners, finance lease obligations, bank debt and Senior Notes. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.

The risk management assets and liabilities at June 30, 2016 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The fair value of risk management contracts as at June 30, 2016 was a net asset of $6.4 million (December 31, 2015: $15.4 million). The commodity contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

($000s)	June 30, 2016	December 31, 2015
Commodity contract asset (current)	$4,782	$8,845
Commodity contract asset (long term)	3,145	4,487
Commodity contract liability (current)	(246)	(390)
Foreign exchange contract liability (long term)	(1,261)	2,466
Net risk management asset	$6,420	$15,408

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6.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2014	$123,639
Additions	4,102
Impairment	(4,542)
Transfer to oil and natural gas properties	(35,280)
Balance, December 31, 2015	87,919
Additions	876
Dispositions	(5,320)
Transfer to oil and natural gas properties	(4,012)
Balance, June 30, 2016	$79,463

7.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Operated facilities	Office furniture and equipment	Total
Cost
Balance, December 31, 2014	$2,411,772	$41,760	$22,749	$2,476,281
Additions	100,009	71,914	3,441	175,364
Transfer from exploration and evaluation assets	35,280	-	-	35,280
Joint venture wells	29,493	-	-	29,493
Transfers	-	(8,639)	-	(8,639)
Disposals (1)	(10,856)	-	-	(10,856)
Balance, December 31, 2015	2,565,698	105,035	26,190	2,696,923
Additions	30,806	7,780	54	38,640
Acquisition	29,735	-	-	29,735
Transfer from exploration and evaluation assets	4,012	-	-	4,012
Joint venture wells	4,205	-	-	4,205
Disposals (1)	(113,552)	-	-	(113,552)
Balance, June 30, 2016	$2,520,904	$112,815	$26,244	$2,659,963
(1) Disposals include swaps.

Accumulated Depletion, Depreciation and Impairment Losses
Balance, December 31, 2014	$523,689	$-	$5,294	$528,983
Charge for time period	180,113	1,829	3,737	185,679
Impairment loss	507,412	-	-	507,412
Balance, December 31, 2015	1,211,214	1,829	9,031	1,222,074
Charge for time period	72,307	1,194	1,661	75,162
Disposals	(27,957)	-	-	(27,957)
Balance, June 30, 2016	$1,255,564	$3,023	$10,692	$1,269,279

Carrying amounts
At December 31, 2015	$1,354,484	$103,206	$17,159	$1,474,849
At June 30, 2016	$1,265,340	$109,792	$15,552	$1,390,684

Bellatrix has included $1.11 billion (2015: $1.21 billion) for future development costs and excluded $60.8 million (2015: $83.3 million) for estimated salvage value from the depletion calculation for the three months ended June 30, 2016. Operated facilities includes capital associated with Phase 1, Phase 2 and related infrastructure of the Alder Flats Plant. Costs of facilities under construction of $22.0 million related to Phase 2 of the Alder Flats Plant were excluded from depreciation calculations for the three months ended June 30, 2016.

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Business Combination

During the second quarter of 2016, Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million, paid through the issuance of 20,547,576 common shares of Bellatrix. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined it to constitute a business combination under IFRS. In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either a gain or loss in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired was determined using observable market metrics. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The fair value of identifiable assets acquired and liabilities assumed is final.

The acquired assets consisted of $29.7 million of oil and natural gas properties, the value of which was determined using observable market metrics in addition to $0.5 million of decommissioning liabilities assumed as a result of the acquisition. The acquired assets were originally earned by Grafton under the $250 million joint venture between Bellatrix and Grafton, and consist of Grafton’s interest in 18 gross wells (representing Grafton’s pre-payout interest in such wells) and related lands, rights and interests currently operated by Bellatrix. The acquired assets produced an average of approximately 2,000 boe/d net to Grafton in the month prior to acquisition (79% natural gas weighted). No gain or loss on property acquisition was recognized in relation to the acquisition. The closing date of the transaction was June 22, 2016. The impact of the incremental revenue and operating income to Bellatrix as a result of the acquisition is determined to be nominal.

Dispositions

During the three months period ending June 30, 2016, Bellatrix sold certain production facilities to a third party midstream company for proceeds of $75 million effective May 3, 2016. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay an annual rental fee over the duration of the agreement period. In addition, Bellatrix retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. The estimated rental costs associated with the arrangement will have a modest impact on the Company’s overall corporate operating cost profile, which Bellatrix believes will be partially offset by continued cost reduction initiatives and third party processing revenue generated and retained by Bellatrix from the facilities. Payments for use of the facilities are treated as an operating lease and included in Bellatrix’s corporate commitments.

In the three and six months ended June 30, 2016, total net gains on disposition of $0.2 million and $4.2 million (2015: $1.9 million and $8.0 million, respectively, on wells drilled under the Grafton Joint Venture and Troika Joint Venture) were recognized relating to gains on wells drilled under the Grafton Joint Venture which were completed and tied-in during the three and six month periods ending June 30, 2016. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest (“WI”) earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout WI allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

Additionally in the quarter, Bellatrix had minor dispositions of both assets and working interest in assets, Bellatrix recorded a total loss on property disposition of $13.1 million.

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For the six months ended June 30, 2016, the Company capitalized $3.9 million (2015: $4.0 million) of general and administrative expenses and $0.7 million (2015: $1.5 million) of share-based compensation expense directly related to exploration and development activities.

On August 9, 2016, Bellatrix has completed a $112.5 million disposition of a 35% working interest in the Alder Flats Plant. As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix will retain a 25% interest in the Alder Flats Plant, and will also have the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.

8.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares and at June 30, 2016, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the six months ended June 30, 2016.

	June 30, 2016		June 30, 2015
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,963,910	$1,000,100	191,950,576	$1,000,041
Shares issued for property acquisition	20,547,576	29,178	-	-
Share issue costs on property acquisition, net of tax effect	-	(98)	-	-
Shares issued for cash on exercise of options	-	-	13,334	45
Contributed surplus transferred on exercised options	-	-	-	14
Balance, end of period	212,511,486	$1,029,180	191,963,910	$1,000,100

9.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2016:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended June 30, 2016 (1)	$809	$59	$148	$97	$1,113
Expense (recovery) for the six months ended June 30, 2016 (2)	$1,336	$(198)	$138	$28	$1,304
Liability balance, June 30, 2016	$-	$1,328	$909	$481	$2,718

(1)	The expense for share options is net of adjustments for capitalization of $0.4 million. The expense for restricted awards is net of adjustments for capitalization of $0.1 million. The expense for performance awards is net of adjustments for capitalization of $0.1 million.

(2)	The expense for share options is net of adjustments for forfeitures of $0.7 million, and capitalization of $0.6 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.1 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million.

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The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2015:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the three months ended June 30, 2015 (1)	$1,287	$868	$1,007	$153	$3,315
Expense for the six months ended June 30, 2015 (2)	$2,346	$372	$854	$117	$3,689
Liability balance, June 30, 2015	$-	$3,130	$848	$1,216	$5,194

(1)	The expense for share options is net of adjustments for capitalization of $0.5 million. The expense for restricted awards is net of adjustments for capitalization of $0.5 million. The expense for performance awards is net of adjustments for capitalization of $0.1 million.

(2)	The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $1.0 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million and capitalization of $0.4 million. The expense for performance awards is net of adjustments for capitalization of $0.1 million.

a.	Share Option Plan

During the three and six months ended June 30, 2016, Bellatrix granted nil (2015: 4,295,500) and nil (2015: 4,398,500) share options, respectively. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended June 30, 2016 and 2015, and the weighted average assumptions used in their determination are as noted below:

	2016	2015
Inputs:
Share price	-	$3.75
Exercise price	-	$3.75
Risk free interest rate (%)	-	0.6
Option life (years)	-	2.8
Option volatility (%)	-	52
Results:
Weighted average fair value of each share option granted	-	$1.27

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate for stock options that will not vest, and adjusts for actual forfeitures as they occur (2015: 3% to 10%).

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the three and six months ended June 30, 2016 was $1.38 (2015: $3.50) and $1.43 (2015: $3.33), respectively.

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2015	$5.69	12,846,332
Forfeited	$5.95	(1,328,165)
Balance, June 30, 2016	$5.66	11,518,167

As of June 30, 2016, a total of 21,251,149 common shares were reserved for issuance on exercise of share options, leaving an additional 9,732,982 available for future share option grants.

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Share Options Outstanding, June 30, 2016

	Outstanding			Exercisable
Exercise Price	At June 30, 2016	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At June 30, 2016	Exercise Price
$ 2.12 - $ 3.74	1,308,668	$3.30	1.2	1,235,995	$3.33
$ 3.75 - $ 3.84	3,662,500	$3.75	3.9	1,220,824	$3.75
$ 3.85 - $ 5.12	993,001	$4.16	2.5	559,657	$4.24
$ 5.13 - $ 6.13	1,231,000	$5.33	0.1	1,231,000	$5.33
$ 6.14 - $ 7.87	994,999	$7.38	2.4	636,300	$7.37
$ 7.88 - $ 8.42	1,300,000	$8.00	2.5	866,663	$8.00
$ 8.43 - $ 9.16	132,500	$8.86	2.8	83,495	$8.85
$ 9.17 - $10.04	1,895,499	$9.24	3.0	1,251,297	$9.24
$ 2.12 - $10.04	11,518,167	$5.66	2.6	7,085,231	$5.86

b.	Deferred Share Unit Plan

During the six months ended June 30, 2016, the Company granted 30,138 (2015: 352,807) Deferred Share Units (“DSUs”), and had 1,005,990 DSUs outstanding as at June 30, 2016 (2015: 1,006,325). A total of $1.3 million (December 31, 2015: $1.6 million) was included in accounts payable and accrued liabilities as at June 30, 2016 in relation to the DSUs. The Company settled $0.1 million in DSUs in the period.

c.	Incentive Plan

Bellatrix has an Incentive Award Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. During the second quarter, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Incentive Award Plan. As a result, awards under the Incentive Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company and may range between zero and two times. As a result of the shareholder and TSX approval received, Bellatrix recorded $0.8 million to contributed surplus in the period in relation to certain awards that the Company expects will be equity settled.

During the six months ended June 30, 2016, the Company granted nil (2015: 1,377,350) RAs, settled nil (2015: 295,192), and had 1,399,681 RAs outstanding as at June 30, 2016 (2015: 1,831,209). A total of 193,856 RAs were forfeited during the six months ended June 30, 2016 (2015: 14,000). A total of $0.9 million (December 31, 2015: $1.0 million) was included in accounts payable and accrued liabilities as at June 30, 2016 in relation to the RAs.

During the six months ended June 30, 2016, the Company granted nil (2015: 530,650) PAs, settled nil (2015: nil) and had 1,143,400 PAs outstanding as at June 30, 2016 (2015: 1,282,100). A total of 102,800 PAs were forfeited during the six months ended June 30, 2016 (2015: nil). A total of $0.5 million (December 31, 2015: $0.9 million) was included in accounts payable and accrued liabilities as at June 30, 2016 in relation to the PAs.

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10.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Changes in non-cash working capital items:
Restricted cash	$-	$4,395	$37	$7,992
Accounts receivable	(2,281)	21,178	13,823	19,822
Deposits and prepaid expenses	1,386	(1,808)	(135)	(3,237)
Accounts payable and accrued liabilities	(25,916)	(71,127)	(32,886)	(65,551)
Advances from joint venture partners	(6,148)	2,321	(14,291)	(17,462)
	$(32,959)	$(45,041)	$(33,452)	$(58,436)
Changes related to:
Operating activities	$(542)	$(11,636)	$(2,234)	$(13,238)
Financing activities	(7,136)	1,376	105	2,465
Investing activities	(25,281)	(34,781)	(31,323)	(47,663)
	$(32,959)	$(45,041)	$(33,452)	$(58,436)

11.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at June 30, 2016, Bellatrix had approximately $1.65 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $151.0 million that expire in years through 2033.

12.	FINANCE INCOME AND EXPENSES

	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Interest on bank debt (1)	$4,549	$6,110	$8,820	$12,335
Interest on senior notes (2)	7,468	3,150	15,427	3,150
Accretion on decommissioning liabilities (non-cash)	388	514	816	913
Finance expense	$12,405	$9,774	$25,063	$16,398

(1)	Includes interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio.
(2)	Includes amortized costs related to the issuance of the Senior Notes (detailed in note 4).

13.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

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	Three months ended June 30,		Six months ended June 30,
($000s)	2016	2015	2016	2015
Realized gain (loss) on foreign exchange	$523	$(22)	$505	$107
Unrealized gain (loss) on foreign exchange	(1,517)	(6,279)	20,019	(6,279)
Unrealized gain (loss) on foreign exchange contracts	111	-	(3,728)	-
Gain (loss) on foreign exchange	$(883)	$(6,301)	$16,796	$(6,172)

As at June 30, 2016, Bellatrix has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

For the three and six months ended June 30, 2016, Bellatrix recorded a net foreign exchange loss of $0.9 million and a gain of $16.8 million, respectively. This was due to the impact of the change over the three and six months ended June 30, 2016, in the value of the Canadian dollar relative to the United States dollar primarily on the Company’s United States dollar denominated Senior Notes ($1.5 million loss and $20.0 million gain, respectively), net of the change in the fair value of its United States foreign exchange forward contract ($0.1 million gain and $3.7 million loss, respectively).

14.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and six month periods ended June 30, 2016, was based on a net loss of $55.2 million and a net loss of $35.8 million (2015: net loss of $24.4 million and $37.1 million), respectively.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Basic common shares outstanding	212,511,486	191,963,910	212,511,486	191,963,910
Fully dilutive effect of: Share options outstanding	11,518,167	13,847,836	11,518,167	13,847,836
Fully diluted common shares outstanding	224,029,653	205,811,746	224,029,653	205,811,746
Weighted average shares outstanding	193,770,290	191,960,174	192,867,100	191,956,654
Dilutive effect of share options (1)	-	-	-	-
Diluted weighted average shares outstanding	193,770,290	191,960,174	192,867,100	191,956,654

(1) For the three and six months ended June 30, 2016, a total of 11,518,167 (2015: 13,847,836) share options were excluded from the calculation as they were anti-dilutive.

15.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination. During the three month period ending June 30, 2016, Bellatrix sold certain production facilities to a third party midstream company. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay a nominal annual rental fee and retains, at its sole discretion, the option to repurchase the facilities at any time during the eight year term of the agreement.

As at June 30, 2016, Bellatrix committed to drill 2 gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture. As at June 30, 2016, commitments under the Grafton Joint Venture are as follows:

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Agreement	Grafton (2) (3)
Commitment Term	December 2016
Remaining wells to drill at June 30, 2016 (gross) (1)	9
Remaining wells to drill at June 30, 2016 (net) (1)	1.5
Remaining estimated total cost ($millions) (gross) (1)	$37.7
Remaining estimated total cost ($millions) (net) (1)	$6.8

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Grafton joint venture agreement.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) In the first quarter of 2016, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

In the first half of 2016, Bellatrix and Grafton agreed to extend the funding period for the remaining commitments under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the calendar 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in 2016.

Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 1, 2015, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2019 as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016, with the expectation that the funds will be primarily spent between the years 2017 through 2019. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

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